Mail Stop 4561

September 29, 2006

Mr. Victor Zhou
Chief Executive Officer
The Hartcourt Companies, Inc.
306 Yong Teng Plaza
1065 Wuzhong Road
Shanghai, China 201103

>   **Re: The Hartcourt Companies, Inc.**
>   **Item 4.02 Forms 8-K**
>   **Filed September 5, 2006, September 7, 2006 and September 27, 2006**
>   **File No. 1-12671**

Dear Mr. Zhou:

    We have reviewed your amended filings in response to our comments and have the following additional comments. In some of our comments, we ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Forms 8-K/A filed September 27, 2006

1.   We do not note a response to our prior comment 1 and therefore reissue our comment in its entirety. We note that you have included your restated financial statements for the year ended December 31, 2004 and the transitional period ended May 31, 2005 in your Forms 8-K/A filed September 27, 2006. These restated financial statements should also be filed in amended annual or transitional reports, as appropriate. Please tell us when you plan to file such amended forms.

2.   We have reviewed your revisions in response to prior comment 2. Please tell us when and how you plan to file such restated interim financial statements.

3.   We do not note a response to our prior comment 3 and therefore reissue our comment in its entirety. Please tell us whether your officers have reconsidered the effectiveness of your disclosure controls and procedures as of December 31, 2003, December 31, 2004, and May 31, 2005 in light of the restatement. In addition, please confirm to us that you plan to address this reconsideration and the

related conclusions in your amended filings that will contain the restated financial statements.

As appropriate, please respond to these comments within five business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

If you have any questions, please call Amanda Sledge at (202) 551-3473.

Sincerely,

Steven Jacobs
Accounting Branch Chief